Filed Pursuant to Rule 253(g)(2)

File No. 024-11651

SUPPLEMENT NO. 3 DATED MAY 9, 2022

TO THE OFFERING CIRCULAR DATED NOVEMBER 2, 2021

MASTERWORKS 075, LLC

This Supplement No. 3 dated May 9, 2022 (the “Supplement”), supplements the Offering Circular of Masterworks 075, LLC dated November 2, 2021 which forms an integral part of the offering statement on Form 1-A originally filed by us with the Securities and Exchange Commission on September 22, 2021 and qualified on October 29, 2021, as may be further amended and supplemented (the “Offering Circular”). This Supplement should be read in conjunction with the Offering Circular (including the disclosures incorporated by reference therein). Unless otherwise defined in this Supplement, capitalized terms used in this Supplement shall have the same meaning as set forth in the Offering Circular.

The purpose of this Supplement is solely to reflect the fact that our affiliate, Masterworks.io, LLC, launched a new corporate website located at www.masterworks.com. The Masterworks Platform and the Masterworks Secondary Market are now located at www.masterworks.com. Any reference in our Offering Circular to “www.masterworks.io” is replaced in its entirety with reference to “www.masterworks.com.”

Except as set forth in this Supplement, the Offering Circular remains unchanged.